                                    Filed by Parker-Hannifin Corporation
                                    Pursuant to Rule 425 under the
                                    Securities Act of 1933
                                    Subject Company: Parker-Hannifin Corporation
                                    Commission File No: 1-4982





SLIDES USED IN CONNECTION WITH COMMERCIAL INTERTECH EMPLOYEE AND SHAREHOLDER PRESENTATIONS MADE BY PARKER IN CONNECTION WITH ITS PROPOSED MERGER WITH COMMERCIAL INTERTECH:

A Match-Up Made
      To Move the World's Industries



































[LOGO]    PH                          [LOGO]   Commercial       [LOGO]   Parker
          NYSE                                 Intertech

         Today's Agenda

         -        Merger Update

         -        Review of Terms

         -        Our Synergies Together

         -        Getting to Know Parker

         -        What the Experts Say

































                                             [LOGO]  Commercial   [LOGO] Parker
                                                     Intertech

         Merger Update

         -        YOU SHOULD HAVE RECEIVED THE PROXY
                  statement/prospectus mailed on March 2

         -        CLEARANCE TO PROCEED RECEIVED from the Federal
                  Trade Commission and the U.S. Securities
                  Exchange Commission

         - INFORMATIONAL MEETINGS held in Boston, Cleveland, New York, San Francisco & Youngstown

         - APRIL 11 MEETING to officially record and report results; votes are tabulated as they are received





























                                        [LOGO]  Commercial   [LOGO] Parker
                                                Intertech

         Merger Update

         -        Preliminary integration planning under way

                  - Joint teams established, equal representation of Commercial and Parker managers

                  - Developing plans to coordinate sales, purchasing, information systems, financial reporting, etc.

                  - The vast majority of jobs at the headquarters support the operating units and will be retained

                  - Placement of duplicating corporate staff members is our top priority

                           - Conducting meetings with these individuals to explore opportunities


























                                            [LOGO]  Commercial   [LOGO] Parker
                                                    Intertech

         Merger Update

         -        Integration planning confirms what we knew

                  - Commercial people are terrific; we're looking forward to welcoming them to the Parker family

                  - Commercial operating units will continue to operate as locally managed businesses

                  - Commercial business unit managers will be given greater P&L responsibility under Parker
































                                          [LOGO]  Commercial   [LOGO] Parker
                                                  Intertech

         Merger Update

         -        Integration planning confirms what we knew

                  - Very little overlap; the products and plants are key to our business going forward

                  -        No plans to disrupt Commercial operations

                           -        We don't have duplicating plants
                           -        We need the people and the capacity
                           -        We'll improve the operations together

                  - We're ready to grow the business; Parker has the financial capacity to invest in growth





























                                           [LOGO]  Commercial   [LOGO] Parker
                                                   Intertech

         Merger Update

         - WE ARE ALREADY MAKING GOOD ON OUR COMMITMENT TO GROW COMMERCIAL INTERTECH with our recent acquisition of Dana's Gresen Hydraulics

                           GRESEN -- Another great fit for Parker &
                                             Commercial to offer system
                                             solutions in mobile hydraulics



































                                             [LOGO]  Commercial   [LOGO] Parker
                                                     Intertech

         Merger Update

         - The pension plan is fully funded & Parker absolutely will continue retirement benefits

         -        All employee benefits remain in place

                  -        The 401k plan stays too

         -        We invest in employee development

                  - Parker reimburses 100% of education costs for job enrichment, including training & degree programs

         - We offer relocation to employees and their families when new opportunities require moving




























                                           [LOGO]  Commercial   [LOGO] Parker
                                                   Intertech

         Merger Update

         - We'll continue to invest in this community, as we do in our many other hometowns

                  - Parker supports the arts, community development, education, public health and a spectrum of charitable causes

                  - We invest in what's important locally: we've established an advisory board to guide our giving in the Mahoning Valley

                  - We encourage all local managers to dedicate time to active community leadership





























                                           [LOGO]  Commercial   [LOGO] Parker
                                                   Intertech

         Review of Terms

         -        $20 per share cash or conversion to PH stock

         - OVERALL TRANSACTION: Parker to pay 51% in stock, total cash payment capped at 49%

                  - You may request all cash, all stock or a combination of cash & stock

                  - If aggregate cash requests exceed 49% in value, everyone electing cash will receive a prorated amount of cash under the cap, with the remaining amount in PH stock































                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

         Review of Terms

         - Ratio to convert TEC shares to PH common stock determined by PH 20-day average closing price

                  - A collar is customarily established to protect both companies' shareholders

                  -        Collar fixed values:  $43.375< >$53.375

                  - @ 20-day PH price less than $43.375, the fixed ratio = .4611 shares of PH for each share of TEC

                  - @ 20-day PH price greater than $53.375, the fixed ratio = .3747 shares of PH for each share of TEC





























                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

         Recent Stock Trend

         -                 Jan. 13 - March 13, 2000

                           [Graph showing daily stock price and volume of Parker stock for the period January 13 - March 13, 2000]







































                                           [LOGO]  Commercial   [LOGO] Parker
                                                   Intertech

         Know Your Tax Implications

         - Exchange of TEC shares for cash are taxable as income

         - Conversion of TEC to PH shares are tax-deferred under federal income guidelines

                  - If you elect all stock, only the nominal amount of cash paid in lieu of fractional shares is taxable

         -        Consult your tax advisor
































                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

         Getting to Know Parker

         -        Total Return = Stock Appreciation + Dividends

                  PH in the past five years          IN $             %
                                                     -------        -----

                  Stock Appreciation                  31.09         +153.8

                  Dividend Increase                     .19         + 41.3


                  Total Return                       $31.28 per share
































                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

         Synergies = Value + Growth

         -        Immediate integration synergies

                  -        Purchasing leverage

                  -        Combined information systems

                  -        R&D coordination/rationalization

                  -        Lower SG&A

                  -        Reduced corporate & public company expenses































                                       [LOGO]  Commercial   [LOGO] Parker
                                               Intertech

         Synergies = Value + Growth

         -        Further integration synergies

                  -        Low-cost manufacturing

                  -        Global expansion

                  -        Product rationalization

                  -        Expanded distributor network

                  -        Total system solutions

                  -        Cross-selling extension





























                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

         Synergies = Value + Growth

         - $15 - 20 million annual savings with TEC, majority in first full fiscal year (FY2001)

         -        TEC expected to be 10-15(cent)accretive in FY'01

         -        Gresen expected to be 3-5(cent)accretive in FY'01

         - $120 million TEC tax-loss carry-forwards in future years

         - WE ONLY COUNT WHAT WE KNOW: cross-selling, leverage, other gains not included






























                                       [LOGO]  Commercial   [LOGO] Parker
                                               Intertech

         Gresen & TEC Strategic Fit

         -        Customers very favorable

         -        Complimentary expansion of all 3 portfolios

         -        Great cultural fit

         - Critical mass & unique systems capability to win new business

         -        No better strategic fit in this market

         -        Real value creation for customers, employees
                  & shareholders





























                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

         Getting to Know Parker

         -        Our Foundation & History

         -        Our Culture

         -        Our Performance





































                                        [LOGO]  Commercial   [LOGO] Parker
                                                Intertech

Parker's Foundation

                                             -       1918:  Arthur Parker
       [Photograph of Arthur Parker]                 founds the Parker
                                                     Appliance Company

                                                     "Our success is
                                                      founded on fair
                                                      dealing, hard work,
                                                      coordination of
                                                      effort and quality
                                                      of products."
































                                        [LOGO]  Commercial   [LOGO] Parker
                                                Intertech

Parker's Foundation

                                               -       1924: After his
       [Photograph of                                  inventory was lost
       The Parker Appliance Co.]                       when his truck went
                                                       over a cliff, Parker
                                                       begins anew, fueled
                                                       by the auto industry
                                                       boom of the 1920s



































                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

Parker's History

                                                 -       1930-40:  Parker
       [Photograph of                                    endures through the
       Parker's former headquarters]                     Great Depression
                                                         and establishes new
                                                         headquarters with
                                                         purchase of
                                                         bankrupt Hupp
                                                         Motor Car Facility

                                                 -       Parker's enterprise
                                                         employs 38 people































                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

Parker's History

                                                      -   1940-45:  Parker
       [Photograph of                                     answers the call to
       crowd of people in front of various aircraft]      national defense as
                                                          a contract supplier
                                                          of hydraulics,
                                                          connectors and
                                                          metering devices for
                                                          aircraft in WWII

                                                      -   The company is
                                                          5,000 employees
                                                          strong






























                                          [LOGO]  Commercial   [LOGO] Parker
                                                  Intertech

Parker's History

                                                 -       1945-50:  After
       [Photograph of                                    Arthur's death,
       man and woman]                                    advisors recommend
                                                         liquidation to Mrs.
                                                         Helen Parker.  She
                                                         refuses, as son
                                                         Patrick is poised to
                                                         advance in the
                                                         company upon
                                                         graduating Harvard
                                                         Business School































                                            [LOGO]  Commercial   [LOGO] Parker
                                                    Intertech

Parker's History

                                                  -       1950-70:  The
      [Photograph of                                      company grows,
      two executives with caption:                        merges with
      New Era in Fluid Power Sparks                       Hannifin.
      Parker-Hannifin Merger]





































                                        [LOGO]  Commercial   [LOGO] Parker
                                                Intertech

Parker's History

                                                  -       Parker is essential to
      [Photograph of                                      Apollo 11's historic
      Apollo 11 landing on the moon]                      landing.  Upon man's
                                                          first touchdown on
                                                          the moon, Astronaut
                                                          Harrison Schmidt
                                                          commands, "Cycle
                                                          that Parker valve."


































                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

Parker's History

                                             -        1970-90:  Parker
     [Photograph of airplane]                         expands to offer a wide
                                                      variety of motion and
                                                      control products, with a
                                                      series of industrial and
                                                      aerospace acquisitions

                                                      -       Commercial
                                                              aerospace booms

                                                      -       1980 sales reach
                                                              $1 billion






























                                       [LOGO]  Commercial   [LOGO] Parker
                                               Intertech

Parker Today

                                         -        1990-present:  Parker
     [Photograph of                               grows to become
     Parker's headquarters]                       40,000 employees
                                                  strong, with more than
                                                  200 manufacturing sites
                                                  around the world and a
                                                  modern new home in
                                                  Cleveland


































                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

         Parker's Culture

         -        Decentralized

         -        Entrepreneurial

         -        Located in small towns

         -        People-Oriented

         -        Close to customer

                           [Graph showing sales per average employee with graphic of three Parker employees in background]

                           1995             approximately $117
                           1996             approximately $119
                           1997             approximately $125
                           1998             approximately $127
                           1999             approximately $129

                           (dollars in thousands)

                           Parker employees are our greatest strength. In 5 years they've doubled sales.




















                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

         Parker Path to Profitable Growth

         [Graphic with overlapping circles]

                                          [Top Circle]
                                         Acquisitions/JVs


                                         [Middle Circle]
                                         FOCUSED OBJECTIVES
                                    -       Premier customer service
                                    -       Financial Performance
                                    -       Profitable Growth


         [Bottom Left Circle]                      [Bottom Right Circle]
              Internal                                 Global
              growth                                   expansion


























                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

         Performance Exceeds Objectives

         -        Over the last 5 years:  doubled sales,
                  quadrupled earnings

                           Five-Year Compound
                           Sales Growth
                           *Goal 7.5%

                           [Bar graph showing percentage of sales growth by year:

                           1995             approximately 6.0%
                           1996             approximately 7.7%
                           1997             approximately 12.0%
                           1998             approximately 13.5%
                           1999             approximately 14.0%]

                           Return
                           on Sales
                           *Goal 6.0%

                           [Bar graph showing percentage of return on sales by year:

                           1995             approximately 7.0%
                           1996             approximately 6.9%
                           1997             approximately 6.9%
                           1998             approximately 7.1%
                           1999             approximately 6.2%]

                           Return on
                           Average Equity
                           *Goal 14.0%

                           [Bar graph showing percentage of return on average equity by year:

                           1995             approximately 20.1%
                           1996             approximately 19.0%
                           1997             approximately 19.0%
                           1998             approximately 20.0%
                           1999             approximately 18.0%]




                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

         We Have Financial Capacity

         *        Post-deal credit ratings remain A and A-1

         *        Currently > $600 million of unused credit lines

         *        Debt-to-total capitalization ratio 31% versus new 34-37% goal

         *        Cash from operations around 10% of sales



































                                       [LOGO]  Commercial   [LOGO] Parker
                                               Intertech

         Generating Cash on Record Pace

         [BAR CHART]

         [Vertical Axis = Numerals 0 to 600 in Increments of 100] [Horizontal
          Axis = Numerals 94 - 99 and 2K in Increments of 1]

         [94 = $259] [95=$240] [96=$338] [97=$392] [98=$321] [99=$459]
         [2K=Est. $563]




































                                       [LOGO]  Commercial   [LOGO] Parker
                                               Intertech

                           Consistent Dividend Growth

                   44 consecutive years of dividend increases

[Graph showing dividends of Parker over 44 year period. Horizontal Axis - Years from 1957-1999 in increments of three. Vertical Axis - Amounts from .000 to .600 in increments of .150]






                                      [LOGO] Commercial [LOGO] Parker
                                             Intertech

         Weighing in the Right Group

         -        12-Month P/E Diversified Industrials:       23.8

         -        12-Month P/E Heavy Machinery:               15.9


         -        Parker listed as DIVERSIFIED INDUSTRIAL by:

                  -        S&P, Dow Jones, FTSE, NYSE

                  -        Financial media
































                                       [LOGO]  Commercial   [LOGO] Parker
                                               Intertech

         How We Match Up

         *        3 years

         [LINE GRAPH][HORIZONTAL AXIS- MONTHS DEPICTED BY ONE-LETTER ABBREVIATIONS OVER THREE YEARS BEGINNING WITH MARCH, 1997. VERTICAL AXIS - PERCENTAGES FROM -20% THROUGH +80% IN
         INCREMENTS OF 10. THREE LINES RUN ACROSS THE GRAPH, ONE DEPICTS MACHINERY("MAC"), ONE DEPICTS INDUSTRIAL DIVERSIFIED ("IDD") AND ONE DEPICTS PARKER HANNIFIN ("PH"). THE FOLLOWING TABLES SHOW THE APPROXIMATE PLOTS DEPICTED BY THE CHART BY MONTH]

1997
MONTH                         PH                            MAC                           IDD
M                             3                             4                             2
A                             1                             0                             -2
M                             16                            16                            5
J                             25                            23                            10
J                             45                            35                            21
A                             48                            34                            29
S                             50                            30                            22
O                             70                            35                            25
N                             42                            18                            24
D                             52                            23                            22

1998

MONTH                         PH                            MAC                           IDD
J                             52                            11                            22
F                             54                            22                            27
M                             64                            29                            35
A                             70                            32                            42
M                             51                            29                            43
J                             35                            19                            38
J                             20                            16                            41
A                             11                            -2                            30

MONTH                         PH                            MAC                           IDD
S                             -1                            -16                           12
O                             4                             -17                           8
N                             27                            -8                            30
D                             10                            -17                           37

1999

MONTH                         PH                            MAC                           IDD
J                             15                            -7                            41
F                             22                            -17                           39
M                             25                            -16                           41
A                             30                            -2                            41
M                             68                            15                            62
J                             62                            10                            71
J                             56                            11                            79
A                             57                            9                             72
S                             55                            9                             78
O                             62                            9                             75
N                             53                            8                             55
D                             63                            -1                            42

2000


MONTH                         PH                            MAC                           IDD
J                             78                            10                            47
F                             32                            -21                           34





                                          [LOGO]  Commercial   [LOGO] Parker
                                                  Intertech

         THE WALL STREET JOURNAL THURSDAY, FEBRUARY 24, 2000

         [TABLE] Industrial Diversified As of  12/31/99

         [NOTE: OVERLAPPING BOX OBSCURES SOME FIGURES FROM TABLE. A NUMBER SIGN (#) IS USED TO INDICATE AN OBSCURED FIGURE.]

COMPANY                1-YEAR       SURPLUS/     3-YEAR          SURPLUS/        5-YEAR       SURPLUS/        10-YEAR      SURPLUS/
NAME                   RETURN       DEFICIT      AVERAGE         DEFICIT         AVERAGE      DEFICIT         AVERAGE      DEFICIT
                                    RELATIVE     RETURN          RELATIVE        RETURN       RELATIVE        RETURN       RELATIVE
                                    TO                           TO                           TO                           TO
                                    INDUSTRY                     INDUSTRY                     INDUSTRY                     INDUSTRY
GENERAL                +53.6        +46.8        +48.4           +36.2           +46.1        +27.1           +28.4        +12.8
ELECTRIC
DOVER                  +25.3        +18.5        +23.0           +10.8           +30.2        +11.2           +19.9        +4.2
DANAHER                -11.1        -17.8        +27.6           +15.4           +30.1        +11.1           +29.1        +13.5
HONEYWELL              +31.8        +25.0        +21.5           +9.3            +29.6        +10.5           +23.6        +8.0
INTERNATIONAL
TEXTRON                +2.6         -4.1         +19.6           +7.3            +27.3        +8.3            +23.1        +7.4
ILLINOIS TOOL          +17.6        +10.8        +20.3           +8.0            +26.5        +7.5            +21.1        +5.5
WORKS
INGERSOLL-             +17.9        +11.1        +24.6           +12.3           +23.2        +4.2            +14.9        -0.8
RAND
PARKER-                +59.2        +52.4        +27.7           +15.5           +22.6        +3.5            +19.2        +3.6
HANNIFIN
MINN. MINING &         +41.1        +34.3        +8.3            -3.9            +16.8        2.2             +13.2        -2.4
M#
ITT INDUSTRIES         -14.5        -21.3        +13.0           +0.7            +16.6        -2.5            +15.1        -0.6
PENTAIR                #1.8         -8.6         +7.8            -1.4            +14.4        -4.6            +17.9        +2.2
STANLEY                #            +5.1         +6.2            -6.1            +13.9        -5.1            +7.6         -8.1
WORKS
PPG                    #            #            +6.2            -6.1            +13.8        -5.2            +15.4        -0.3
INDUSTRIES
CRANE                  #            #            +3.9            -8.4            +13.6        -5.5            +9.8         -6.9
TELEFLEX               30.5         #            #               4.6             +13.5        -5.6            +13.1        -2.5
EATON                  +5.0         #            #               8.6             +10.6        -8.4            +12.9        -2.7
COOPER                 #            #            #               #               #            #               #            #
INDUSTRIES
NATIONAL               #            #            #               #               #            #               #            #
SERVICE INDUS
FMC                    #            #            #               #               #            #               #            #
US INDUSTRIES          #            #            #               #               #            #               #            #
PEER AVERAGE           #            #            #               #               #            #               #            #

[OVERLAPPING BOX]

                              1-YEAR                3-YEAR              5-YEAR
                              RETURN                RETURN              RETURN

PARKER HANNIFIN               59.2                  27.7                22.6
PARKER RANK                   #1                    #2                  #8

What the Experts Say

Analysts' comments:

       "Another accretive acquisition . . . The deal makes strategic sense."
             Morgan Stanley Dean Witter

       "An excellent strategic and complimentary fit." -- Schroder's

       "Positive. . . makes strong strategic sense."  -- Merrill Lynch

       "Smart strategically. . . Smart financially."  -- Midwest Research

       "We rate PH stock a BUY with a $65 price target."  -- Legg Mason






























                                         [LOGO]  Commercial   [LOGO] Parker
                                                 Intertech

Your Stake in Parker

-        We'd love to welcome you as Parker shareholders

-        "What you own in Parker is a piece of virtually     [PHOTOGRAPH]
         everything that moves"                              Parker In Motion...






































                                       [LOGO]  Commercial   [LOGO] Parker
                                               Intertech

         For More Information

                  * Check PHSTOCK.COM for information and updates

                  [Graphic depiction of Parker Web Site]

                               * * * * * * * * * *

                                 INVESTOR NOTICE
                                 ---------------

Investors and shareholders are advised to read the proxy statement/prospectus regarding Parker-Hannifin Corporation's proposed merger with Commercial Intertech Corp. referenced in the foregoing information, because it contains important information. This proxy statement/prospectus was filed with the Securities and Exchange Commission by Parker as part of Parker's Registration Statement on Form S-4, which became effective February 28, 2000. Investors and shareholders may obtain a free copy of the proxy statement/prospectus and other documents filed by Parker at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents also may be obtained by directing such request to Parker-Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, OH 44114, Office of Corporate Secretary, tel:
(216) 896-3000. Please note that the analysts comments on the slide entitled, "What the Experts Say", are merely excerpts from their respective reports. Investors and shareholders are advised to read the complete analysts reports on this subject.

FORWARD-LOOKING STATEMENTS:

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, events or developments, including statements related to earnings accretion and synergies to be realized in the merger, are forward-looking statements. It is possible that the company's future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as changes in: business relationships with and purchases by or from major customers or suppliers; competitive market conditions and resulting effects on sales and pricing; increases in raw-material costs which cannot be recovered in product pricing; global economic factors, including currency exchange rates and difficulties entering new markets; failure of the merger to be consummated; ability to successfully integrate Commercial Intertech's business with Parker's; and factors noted in the Registration Statement on Form S-4 filed by Parker in connection with the proposed merger with Commercial Intertech and in Parker's reports filed with the Securities and Exchange Commission.